Skadden, Arps, Slate, Meagher & Flom llp

Four Times Square

New York 10036-6522

(212) 735-3000

Fax: (212) 735-2000

http://www.skadden.com

April 4, 2013

Laura Hatch

Division of Investment Management

Securities and Exchange Commission

Washington, D.C. 20549

RE:	The GAMCO Global Gold, Natural Resources & Income Trust by Gabelli (333-186097; 811-21698)

Dear Ms. Hatch:

Electronically transmitted herewith for filing on behalf of The GAMCO Global Gold, Natural Resources & Income Trust by Gabelli (the “Fund”) is the Fund’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended, (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund has authorized us to respond to your comments, received my letter on February 11, 2013, to the Fund’s Registration Statement. Your comments appear below in bold font and the Fund’s responses follow each comment.

Prospectus

Prospectus Summary

1.	Under the heading, “Investment Objectives and Policies,” the disclosure states, “The Fund will invest at least 25% of its assets in the equity securities of companies principally engaged in the exploration, mining, fabrication, processing, distribution or trading of gold or the financing, managing, controlling or operating of companies engaged in ‘gold-related’ activities.” Please define gold-related activities and provide examples. In addition, please explain why companies that finance, manage, control or operate other companies engaged in gold-related activities are included in the gold industry.

The term “gold-related activities” includes the exploration, mining, fabrication, processing, distribution or trading of gold, which we believe is clear from the investment policy statement. As an example, a company that mines for gold is engaging in a gold related activity. The prospectus does not state that gold is the industry in which the Fund concentrates. Rather, consistent with Section 8(b)(1)(E) of the 1940 Act, Item 8(2)(B)(2) of Form N-2 and former Guide 19 to Form N-1, the Fund has chosen groups of industries in two areas – natural resources and related transport and manufacturing and gold and related activities – and concentrates in each group.

2.	Under the heading, “Investment Objectives and Policies,” the disclosure states, “[T]he Fund will invest at least 25% of its assets in the equity securities of companies principally engaged in the exploration, production, or distribution of natural resources, such as gas, oil, paper, food and agriculture, forestry products, metals and minerals as well as related transportation companies and equipment manufacturers.” Please explain why transportation companies and equipment manufacturers are included in the natural resources industry.

“Related transportation companies and equipment manufacturers” are part of a group of industries including the natural resources industry. Further, these transportation and manufacturing companies operate in closely related industries because they transport natural resources or equipment used in natural resources exploration, production or distribution or they manufacture such equipment. Also, please see the response to Comment 1 above.

3.	Under the heading, “Investment Objectives and Policies,” the disclosure states, “An issuer will be treated as being located outside the United States if it is either organized or headquartered outside of the United States and has a substantial portion of its operations or sales outside the United States.” Please verify that “a substantial portion” is at least 50% of the company’s operations or sales.

We confirm that “a substantial portion,” as used in the above referenced sentence, is at least 50% of the company’s operations or sales.

4.	Under the heading, “Investment Objectives and Policies,” it states that other Fund investments may include derivative instruments. If investing in derivatives is a principal investment strategy of the Fund, please list the types of derivatives in which the Fund may invest. In addition, please ensure that the disclosure accurately describes the Fund’s use of derivatives and their risks. In connection with this, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

Investing in derivatives is not a principal investment strategy of the Fund; however, the Fund does invest in certain derivatives and has included appropriate risk factors for such derivatives. Further, the Company issues covered call option contracts as a significant investment strategy and discloses the nature and risks of these activities in detail. Please see in the prospectus, “Risk Factors and Special Considerations — Risks Associated with Covered Calls and Other Option Transactions,” “Risk Factors and Special Considerations — Commodities-Linked Equity Derivative Instrument Risk,” “Risk Factors and Special Considerations — Special Risks of Derivative Transactions” (which includes a discussion of Forward Currency Exchange Contracts and Counterparty Risk), and statement of additional information includes disclosure on “Derivative Instruments,” including among others: options; options on securities indices; options on foreign currencies; futures contracts and options on futures; interest rate futures contracts and options thereon; currency futures and options thereon; securities index futures contracts and options thereon; forward currency exchange contracts; special risk considerations relating to futures and options thereon; limitations on the purchase and sale of futures contracts and options on futures contracts; and additional risks of foreign options, futures contracts, options on futures contracts and forward contracts.

5.	Under the heading, “Risk Factors and Special Considerations,” please include risk disclosure for holders of preferred shares.

We have revised the preferred shares risk disclosure and included it in the summary. Please also see “Risk Factors and Special Considerations — Special Risks Related to Preferred Shares.”

6.	Under the heading “Management and Fees,” please use the term “managed assets” instead of “net assets” when discussing the calculation of the management fee. Please make this change here and throughout the registration statement including the prospectus supplements.

The investment management agreement for the Fund uses the term “net assets” and the Fund believes that using the contractual term is more appropriate in light of the additional disclosure regarding adjustment for investment leverage.

Summary of Fund Expenses

7.	Please remove the line item “Total annual fund operating expenses and dividends on preferred shares” from the fee table.

The requested deletion has been made.

8.	In the paragraph above the expense example, the disclosure states, “The following example illustrates the expenses (including the maximum estimated sales load of $10 and estimated offering expenses of $1 from the issuance of $250 million in common shares) you would pay on a $1,000 investment in common shares.” Please also include the expenses for the $100 million offering of preferred shares.

The requested disclosure has been included.

Financial Highlights

9.	Please include the financial highlights for the year ended December 31, 2012.

The financial highlights have been updated for the year ended December 31, 2012.

Risk Factors and Special Considerations

10.	Similar to Comment 5 above, please include the risks to holders of preferred shares.

Please see response to Comment 5.

Prospectus Supplements

11.	Please include a prospectus supplement for Preferred Shares.

The requested disclosure has been included.

Statement of Additional Information

12.	Please incorporate by reference the December 31, 2012 annual report after it has been filed with the Commission.

The Statement of Additional Information incorporates by reference the financial statements included in the December 31, 2012 annual report. Incorporation by reference of the entire report is not a requirement.

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The Fund has not and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

The Fund acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Fund may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Steven Grigoriou at (416) 777-4727 or me at (212) 735-2790.

Sincerely,
/s/ Richard Prins
Richard Prins